Exhibit

Calculation of Filing Fee Table

Schedule TO

(Form Type)

PGIM Private Real Estate Fund, Inc.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee
Fees to be Paid	$85,928,211.04	0.00001476%	$12,683.00
Fees Previously Paid	$0.00		$0.00
Total Transaction Valuation	$85,928,211.04
Total Fees Due for Filing			$12,683.00
Total Fees Previously Paid			$0.00
Total Fee Offsets			$0.00
Net Fee Due			$12,683.00